United States securities and exchange commission logo





                               May 24, 2021

       Hunter Horsley
       President
       Bitwise 10 Crypto Index Fund
       300 Brannan Street, Suite 201
       San Francisco, CA 94107

                                                        Re: Bitwise 10 Crypto
Index Fund
                                                            Registration
Statement on Form 10
                                                            Filed April 23,
2021
                                                            File No. 000-56270

       Dear Mr. Horsley:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form 10

       General

   1. Please revise your filing to include a glossary of defined terms. Additionally, we note references to the Trust
  s Portfolio Crypto Assets per Share and also references to Net
                                                        Asset Value per Share.
Please clearly define these measures and, if the same, please revise your filing for
consistency.
   2.                                                   Please revise to
include and clearly label a Management   s Discussion and Analysis of
                                                        Financial Condition and
Results of Operations section in your filing for each period presented. Refer to
Item 303(a) of Regulation S-K.
   3.                                                   You state that the
Trust   s principal investment objective is to invest in a portfolio of cryptocurrencies that
tracks the Bitwise 10 Large Cap Crypto Index as closely as
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Bitwise 10 LastNameHunter
           Crypto Index FundHorsley
Comapany
May        NameBitwise 10 Crypto Index Fund
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         possible. Please discuss in your registration statement the extent to which the Trust has met its principal investment objective in light of the difference between the trading price of the shares on the OTCQX as compared to the Trust's net asset value per share.
Business
History of the Trust and the Shares, page 1

4. We note your disclosure on page 1 that the price of the shares as quoted on the OTCQX has varied significantly from the value of the Trust's Portfolio Crypto Assets per Share since the shares were approved for quotation. Please provide quantitative disclosure to demonstrate the historical difference between the prices quoted on the OTCQX and the
         NAV of the Trust's Portfolio Crypto Assets per Share. Please also revise the first risk factor on page 44 accordingly.
Emerging Growth Company Status, page 2

5. We note disclosure that you are choosing to opt-out of the extended transition period for applying new or revised accounting standards. Please revise the facing page of your filing to check the box indicating your election to not use the extended transition period for complying with new or revised financial accounting standards. Activities of the Trust, page 3

6. We note your disclosure on page 4 that the activities of the Trust include selling or buying
         Portfolio Crypto Assets in connection with monthly rebalancing and selling Portfolio
         Crypto Assets to cover the Sponsor's Management Fee. Please disclose the principal market the Trust uses to convert digital assets to U.S. dollars and to purchase digital assets in connection with a sale of shares or in connection with the monthly rebalancing of the
         Portfolio Crypto Assets.
Business of the Trust, page 3

7. We note your disclosure on page 3 that the Trust provides investors with a cost-effective and professionally managed way to invest in digital assets. Please revise to clarify that an indirect investment in digital assets through your shares may operate and perform differently from a direct investment in digital assets, and summarize the material differences. In addition, please disclose here the expenses of the Trust, including the
         Sponsor's fee of 2.5% per annum.
Index, page 4

8. Please clarify the roles of the Bitwise Crypto Committee and the Bitwise Crypto Index
         Advisory Board in the governance of the Index. In this regard, we note your disclosure on page 4 that the components of the Index's methodology are subject to change in the sole discretion of the Sponsor, that the Sponsor and its affiliates select the exchanges used by the Index and that additional eligibility criteria may be developed by the Sponsor and its
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           Crypto Index FundHorsley
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         affiliates to screen for investment feasibility in selecting the top ten largest cryptocurrencies for the Index. Also disclose the factors that may cause the Sponsor to modify the Index's methodology, and describe any changes that have been made to the Index's methodology since the inception of the Index. Finally, please provide an analysis as to why you believe that, as a reporting company under the
         Exchange Act, you are not required to notify shareholders of changes in Index methodology or composition. Please revise here and the second risk factor on page 42 accordingly.
9. Please add a separate subsection to describe how and when the Index is rebalanced on a monthly basis and how the Trust adjusts its holdings to track the Index.
10. You state that you have described "certain aspects" of the Index methodology. Please revise this statement and your disclosure regarding the Index to confirm that you have provided a materially complete description of the Index and its methodology.
Investment strategy, page 4

11. Please describe how the Sponsor manages costs and price slippage during trade execution.
12. Your disclosure on page 4 that "[u]pon the occurrence of Network Distributions like hard forks, airdrops, emissions, staking, or other one-off events, the Trust will follow the policies of the Index" appears to be inconsistent with your disclosure on page 7 "[t]hat there may be opportunities for the Trust to generate returns in excess of the Index through airdrops and proof of stake which the Sponsor will endeavor to do where possible and prudent." Please revise for consistency, and disclose how generating returns in excess of the Index is consistent with your investment strategy, including your disclosure that you are a passive investment vehicle. In addition, please disclose how the Trust will inform investors of how these activities will impact the value of the Trust. Also, please clearly describe the Sponsor's policies regarding airdrops, including the criteria for accepting an airdrop and how the Sponsor capitalizes on such airdrops.
13. We note your disclosure that the Sponsor uses the assets of the Trust for staking. Please identify the digital assets it uses for staking and whether it uses a third party for its staking activities. Please clarify whether the Sponsor maintains custody of the staked assets and whether the staked assets could impact the monthly rebalancing of the Trust's assets. In addition, please add a risk factor that addresses the risks associated with using the Trust's assets for staking activities.
14.      Please also revise your filing to disclose the following:

                Disclose your accounting policy for staking;
                Disclose whether you have performed any staking services during any period presented; and
                Quantify the associated revenues earned and any expenses incurred for each period
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              presented.
Index Methodology, page 5

15. Please discuss in detail how the composite prices of the digital assets in the Index are determined by applying the trade-volume weighting technique and the price deviation analysis. To the extent useful to understanding how the prices of the Index's digital assets are determined, please consider including an illustrative example.
16. We note your disclosure on page 5 regarding the public exchanges the Sponsor selects to calculate the value of the digital assets included in the Index. Please clarify what you mean by "regulatory compliance," and describe how the Sponsor determines the
         "regulatory compliance, security and reliability of real-time price and trade volume information and absence of abnormal withdrawal restrictions of crypto and fiat currencies" of public exchanges. In addition, please identify the exchanges that the
         Sponsor currently uses in order to calculate the value of the digital assets included in the
         Index, and clarify what you mean by "legitimate public exchanges" on page 6.
17. We note your disclosure that the ten coins in the Index may not always match the top 10 coins on popular websites like CoinMarketCap.com that do not use the Index's screening methodology. For each of the screening criterion, please identify those coins that would be part of the Index based on their total market capitalization but for the particular criterion.
Bitwise Crypto Index Committee, page 6

18. You state that the Index is evaluated and studied on an "ongoing basis" by the Bitwise
         Crypto Index Committee. Please revise to clarify whether the Committee has any recurring or standing meetings to consider the Index and its constituent assets and the frequency of those meetings.
One-Off Events, page 6

19. Please provide detailed disclosure here regarding the Index's provisions for Network
         Distributions events. In addition, please define the term "emissions."
20. We note your disclosure of one-off events, which includes references to trade suspensions,
         hard forks and other    network distribution events    such as
emissions, airdrops, and
         staking. We also note disclosure on page 4, which states that for one-off events the Trust will follow the policies of the Index. Please revise the Index Methodology section and other relevant sections of your filing to include your accounting policies related to each of these one-off events, including how and when these assets are initially recognized, distributed, transferred or abandoned, as applicable, and disclose the impact of these decisions on your investors. Please also disclose the fair value of any of these assets held along with any other financial statement impact as a result of these one-off events for all periods presented.
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           Crypto Index FundHorsley
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Departures from the Index, page 7

21. Please disclose the criteria that the Sponsor will use to determine whether or not a coin is fraudulent or otherwise at high risk to shareholders and how the Sponsor will notify investors of a change in the types of assets held by the Trust. In addition, please disclose the "other assets" the Trust may hold and the factors the Sponsor will consider in deciding to hold such assets. Please also disclose whether, and under what circumstances, the Trust has differed from the Index in the assets it holds.
22. We note your disclosure that the Trust may differ from the Index in the coins it holds, including if the Trust deems a digital asset in the Index to be a security. However, you also disclose that the Index will not select a digital asset that is at risk of being deemed a security under U.S. federal securities laws. Please clarify whether the Sponsor's methodology differs from the Trust's methodology for determining whether a digital asset may be a security, and disclose the policies of both the Trust and the Index if a digital asset holding is deemed to be at risk of being a security. Please also reconcile with your disclosure on page 43 that the Trust intends to avoid investing in cryptocurrencies that constitute securities under U.S. securities laws, while the Index has no such restriction in its methodology.
Overview of Index Constituents
Overview of Changes to the Index Constituents since December 31, 2020, page 15

23. We note your disclosure that on January 29, 2021 the Bitwise Crypto Index Committee added two new constituents to the Index. Please disclose the digital assets that were removed and the weight of each of the current constituents as of the most recent practicable date. In addition, please explain why the Committee made this change to the
         Index.
Overview of Government Regulation, page 16

24. Please clarify that the Bitwise Framework is not a legal standard and that any assessment made under that framework does not preclude legal or regulatory action based on the presence of a security. Please also clarify whether the Bitwise Framework is a risk-based assessment.
Risk Factors, page 29

25. We note that a substantial majority of the Trust's assets are concentrated between two digital assets, Bitcoin and Ether. Please revise to discuss the specific risks associated with those two digital assets that are material risks to the Trust's shareholders.
26. Please include risk factor disclosure describing the risk that the Index may be unable to meet its stated purpose of tracking a basket of cryptocurrencies that represents the majority of cryptocurrencies by market capitalization if the size of the constituent assets continues to decrease relative to the total market capitalization. Hunter Horsley
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           Crypto Index FundHorsley
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Cryptocurrencies are subject to volatile price fluctuations, page 35

27. Please revise to quantify the volatility of the digital assets in your portfolio and how that volatility has impacted an investment in the Trust.
Transactions in cryptocurrencies may be irreversible, page 36

28. We note your disclosure in this risk factor addresses sending "contributions to the correct digital wallet address." Please disclose in your business section the circumstances in which the Trust will deliver digital assets to shareholders.
The Sponsor is solely responsible for determining the value of Portfolio and Shares, page 37

29. Your disclosure on page 37 that the Sponsor has not engaged a third-party calculation agent is inconsistent with your disclosure on page 77 that Theorem Trust Services LLC will calculate the NAV of the Trust and share prices. Please revise for clarity and consistency. In addition, please revise your business section to describe in detail how the
         NAV of the Trust, the NAV per share and share prices are calculated as well as the exchanges used.
The Bitwise 10 Crypto Index has a fairly limited history, page 42

30. You refer here and elsewhere to the obligations, actions and discretion of "Bitwise."
         Please revise to clarify what entity you are referring to in these disclosures.
The Trust will not track the Index exactly, page 43

31. Please include a chart here or elsewhere comparing the performance of the Trust to the
         Index.
Risks Related to Trust and Portfolio Investments, page 44

32. Please add a risk factor that discloses the risk that the number of Portfolio Crypto Assets represented by a share will gradually decrease over time as the Trust's Portfolio Crypto
         Assets are used to pay the Trust's expenses.
If shareholders enter into share lending arrangement , page 45

33. We note your disclosure on page 45 that the Trust or the Sponsor may be asked to provide certain assurances or non-objections to lending arrangements with response to the Trust's shares. In an appropriate section of your registration statement, please disclose the factors the Sponsor will consider in providing such assurances and non-objections to such arrangements.
Shareholders may be required to have their Shares redeemed, page 45

34. Please disclose the situations in which shareholders may be required to have their shares redeemed. Please also reconcile the disclosure in this risk factor with the provision in
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         your trust agreement that the Sponsor no longer has discretion to require redemption. In addition, please describe what you mean by the reference on pages 62 and 85 to obtaining regulatory approval to operate a redemption program and clarify that, under the terms of your trust agreement, you will not offer a redemption program without such regulatory approval, which you may not receive.
35. Please tell us when the prior redemption program ended. Please also include separate risk factor disclosure addressing the risk that your prior redemption program was not conducted in compliance with Regulation M.
Risks Related to Trading on the OTCQX, page 48

36. Please include a risk factor that describes the effect on investors who purchase shares in the secondary market that are trading at a substantial premium over or a substantial discount to the NAV per share.
Risks Related to Potential Conflicts of Interest, page 49

37. The three risk factors in this section do not appear to address conflicts of interest. Please revise accordingly. In doing so, please address any conflicts of interest between the
         Sponsor and the Trust related to other products or investments of the Sponsor. In addition, we note your disclosure on page 5 that Bitwise Index Services, LLC is an affiliate of the Sponsor. Please describe here the relationship between the Index Provider and your Sponsor and add a risk factor that addresses the risks related to using an Index
         Provider that is affiliated with the Sponsor as well as the potential conflicts related to the composition of the Bitwise Crypto Index Committee.
Risks Related to Regulatory and Compliance, page 52

38. We note disclosure that on December 23, 2020 the Trust made the decision to liquidate its position in Ripple Labs, Inc., creator of XRP, which prior to the sale represented 3.8% of the Fund and proceeds received were reinvested in other portfolio assets. Please revise your filing to disclose how this liquidation was reflected in your financial statements for the fiscal year ended December 31, 2020.
Financial Information
Management Fee, page 62

39. We note your disclosure on page 62 that the Sponsor is responsible for paying almost all ordinary administrative and overhead expenses of managing the Trust. Please disclose any of the Trust's expenses that may not be covered by the Management Fee and disclose whether or not there is ceiling to the Trust's expenses that the the Sponsor will pay.
Shareholder Subscriptions, page 62

40. We note your disclosure regarding the days on which the Trust accepts initial and additional subscriptions. Please disclose if those are also the days that in-kind
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May 24, 2021
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         subscriptions are valued. In this regard, we note your disclosure on page 36 regarding the risk to shareholders if they contribute digital assets to the Trust due to differences in the value of the digital assets from the time they are contributed and the time they are valued for purposes of determining the number of shares received. In addition, please provide a detailed description of how in-kind subscriptions are valued and whether or not investors are permitted to withdraw subscriptions after the digital assets are valued. In this regard, we note your disclosure on pages 63 and 66.
41. Please disclose whether subscriptions are direct or through an intermediary. Please also clarify here and elsewhere whether subscriptions are accepted in dollars or in-kind or both. For in-kind subscriptions, please identify the digital assets you accept. Please also describe the process by which subscriptions are converted into Portfolio Crypto Assets, including when the in-kind investments are converted into Portfolio Crypto Assets.
42. Please disclose the reasons the Trust may choose to halt the acceptance of additional subscriptions for extended periods and if you intend to inform shareholders that the Trust has halted acceptance of subscriptions.
43. Please explain how rounding down or up to the nearest whole share will not change the price per share.
In-Kind Subscriptions, page 66

44.      We note disclosure that you accept digital assets (   In-Kind
Investments   ) in lieu of, or in
         addition to, cash as payment for investment in the Trust totaling $99.8 million for the fiscal year ended December 31, 2020. We also note disclosure on page 47 that the Trust may distribute in cash or in-kind to satisfy redemption request in the
Sponsor   s sole-
         discretion. Please revise your filing to disclose your accounting policy for the acceptance and distribution of In-Kind Investments. Additionally, please disclose the following:

                A detail of the In-Kind Investments received during fiscal year December 31,
              2020; and
                Whether you have made any In-Kind distributions or liquidated a
Shareholder   s pro-
              rata distribution on their behalf in order to reduce additional regulatory costs of the
              Shareholders for any period presented.
Statement of Operations, page 68

45. We note net realized loss from digital assets of $4.5 million and $3.3 million for the fiscal years ended December 31, 2020 and 2019, respectively. Please revise your filing to
FirstName LastNameHunter Horsley
       disaggregate realized losses separately for losses due to the sale of crypto assets as a result
Comapany    NameBitwise
       of monthly           10 Crypto
                   rebalancing,   lossesIndex  Fund of the sale of crypto
assets to pay expenses of
                                          as a result
May 24,the2021
           Trust, and8 realized losses related to any other losses.
               Page
FirstName LastName
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           Crypto Index FundHorsley
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Historical Portfolio Crypto Asset Prices, page 70

46. We note your disclosure that Bitwise calculates reference prices daily by averaging the prices from select trading venues. Please identify the trading venues and disclose the adjustments, if any, Bitwise makes when calculating the average. Security Ownership of Certain Beneficial Owners and Management, page 73

47. Please update to provide beneficial ownership information as of the most recent practicable date, and please add the officers and directors of the Sponsor to the table.
         Please also revise the "Recent Sales of Unregistered Shares" section on page 84 to disclose any recent sales as of the most recent practicable date. Directors and Executive Officers
The Sponsor's Role, page 74

48. On page 74, you state that the Sponsor does not store, hold or maintain control of the
         Trust's Portfolio Crypto Assets. Please revise to clarify that in some circumstances the
         Sponsor will gain control of the Trust's Portfolio Crypto Assets, and describe each such circumstance here. In this regard, we note your disclosure on page 30. In addition, please disclose whether or not the Sponsor carries insurance for the Trust's assets.
The Custodian's Role, page 76

49. Please disclose the insurance coverage the Custodian carries for any losses of the digital assets that it custodies for you. In addition, please disclose the material terms of the custody agreement, including how often the Custodian will send statements and any audit or inspection rights you have. Please also include appropriate risk factor disclosure related to any material risk of loss associated with the security of the digital assets with the
         Custodian.
Term and Dissolution, page 77

50. Please disclose the events that may cause the dissolution of the Trust.
Investments by Affiliates, page 81

51. We note your disclosure on page 81 that your affiliates may be subject to a reduced or no
         Management Fee. Please revise to disclose the factors that may contribute to such a rebate.
Recent Sales of Unregistered Securities, page 84

52. Please provide us your analysis of the facts and circumstances as relevant to ascertain whether or not the private placement investors purchased the shares with investment intent and not a view to distribute. In this regard, please tell us any factors that you consider in determining the investment intent of the purchasers, in addition to obtaining a general
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         written representation regarding investment intent. For example, please tell us whether you receive any representations from purchasers at the time of subscription or legend removal regarding transactions designed to substantially reduce or eliminate the risk of their investment, including whether they have taken a short position at the time of the private placement investment and intend to cover that position when the restrictive legends are removed.
Description of Registrant's Securities To Be Registered, page 86

53. Please disclose all of the material terms of the Trust Agreement, including the voting rights of shareholders, the right to bring a derivative action, suit or other proceeding on behalf of the Trust, the provisions regarding the removal of the Sponsor, dissolution and the ability of the Sponsor to amend the Trust Agreement. In addition, please disclose that the provision in the Trust Agreement regarding the right to bring a derivative action, suit or other proceeding on behalf of the Trust does not apply to claims under the federal securities laws, and add a risk factor that addresses the provisions regarding the shareholders' right to bring a derivative action, suit or other proceeding on behalf of the
         Trust.
Transfer Restrictions, page 86

54. Please disclose whether the shareholder must make a request to have the legend removed.
         If not, please explain the reasons for removing the legends in the absence of request, and please disclose whether the shareholders are required to make any of the representations to outside counsel described in this section or if those representations come solely from the
         Sponsor.
Report of the Independent Registered Accounting Firm, page F-3

55. We note disclosure on page F-4 of the amount of digital assets held by the Custodian for each period presented. Please reconcile these amounts to ending amounts in your
         Condensed Schedule of Investments on page F-8 and revise your filing, where appropriate, to explain the reason(s) for any digital assets not held by your Custodian for each period presented.
Investments and Valuation, page F-13

56. Please revise your filing to disclose how you calculate the net asset value of the trust in accordance with GAAP. Please refer to ASC 820-10.
57. We note your disclosure that digital assets are generally valued using prices as reported on reputable and liquid exchanges and may involve utilizing an average of bid and ask quotes using closing prices provided by such exchanges as of the date and time of determination.
         Additionally, you disclose factors such as the recent stability of the exchange, current liquidity of the exchange, and recent price activity of an exchange will be considered as to the determination of which exchanges to utilize. Please revise your filing to discuss the
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         exchange(s) that were considered and how you chose the exchange(s) that were subsequently selected to determine the principal market and corresponding fair values for each of your digital assets.
58. We note your accounting policy disclosure regarding hard forks. Please revise the relevant sections of your filing to disclose the following:

                A discussion and quantification of the hard forks which have occurred during the periods presented differentiated between those which are recognized due to two or more recognized exchanges quoting the hard fork compared to those that that are not recognized;
                Whether there have been hard forks which were not initially recognized but subsequently recognized as trust assets;
                How you account for hard forks initially upon receipt of a new digital asset and subsequently when the hard fork is either retained, liquidated or ignored by the Index as disclosed on page 10; and
                Disclose the financial statement impact of hard forks received for all periods presented.
59. We note your accounting policy disclosure for airdropped digital assets on page F-14.
         Please revise the relevant sections of your filing to disclose the following:

                Explain how you determine whether airdropped digital assets received have value.
              We note disclosure that you will record receipt of airdropped digital assets when received if there is value to the Trust in doing so;
                How you determined these airdropped digital assets have no cost basis;
                Disclose both airdrops recognized and airdrops not recognized along with the related financial statement impact of these airdrops; and
                Discuss how you monitor unrecognized airdrops subsequent to initial receipt.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hunter Horsley
Bitwise 10 Crypto Index Fund
May 24, 2021
Page 12

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameHunter Horsley                          Sincerely,
Comapany NameBitwise 10 Crypto Index Fund
                                                          Division of
Corporation Finance
May 24, 2021 Page 12                                      Office of Finance
FirstName LastName